June 13, 2018



Garrett D'Alessandro
Chief Executive Officer
City National Rochdale Strategic Credit Fund
400 Park Avenue
New York, NY 10022-4406

       Re:     City National Rochdale Strategic Credit Fund
               Form N-2
               Filed May 14, 2018
               File Nos. 333-224912; 811-23348

Dear Mr. D'Alessandro:

       We have reviewed the fund's registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Fund's disclosure.

       Please respond to this letter by amending the registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the registration statement and the information that you provide in response to these comments, we may have additional comments.

General

   1. We note that you provide an 80% policy tied to debt securities and other credit-related investments. In an appropriate location, please define "credit-related investments" for purposes of complying with your policy. In addition, given their risks and return profiles, briefly explain why you believe it is appropriate to include collateralized loan obligation
      (CLO) equity and mezzanine tranches in your definition of credit-related investments.

   2. Please ensure your prospectus includes appropriate disclosure with respect to your intention to use leverage over the next year. If, for example, you intend to issue preferred shares
 Garrett D'Alessandro
City National Rochdale Strategic Credit Fund
June 13, 2018
Page 2

       within the next 12 months your disclosure should be revised to address the risks to common shareholders.

Prospectus Cover Page

   3. It is our understanding that collateralized loan obligations vehicles
(CLOs) make loans to
      issuers that are non-investment grade, or would be   if rated, are highly
leveraged, and the
      junior or equity tranches take the first losses when investments default. Please revise your cover page to briefly highlight these risks. In addition, please ensure the disclosure contained elsewhere in your document addresses what level of losses the underlying pool would typically need to experience before a reduction in the cash flows to, and/or and an impairment to the value of, the junior or equity tranches. Please revise or advise as appropriate.

   4. In footnote one you disclose the funds organizational and operating expenses. Instruction 6 to Item 1.g of Form N-2 requires you to disclose the other expenses of issuance and distribution. It is unclear if "operational" should be replaced with "offering." Please revise as appropriate.

Prospectus Summary, page 5

   5. We generally encourage providing a prospectus summary where the length and complexity of the prospectus make a summary useful, and believe a summary should only provide a brief overview of your business and key aspects of your offering. Your summary is over 30 pages and substantially repeats disclosures contained elsewhere. As written your summary is too lengthy and detailed for its purpose. Please revise to provide a concise summary of your business and offering.

   6. Please remove the reference directing investors to review the more detailed information "in the SAI."

   7. In an appropriate location, revise to address the extent to which you will invest in CLOs managed by the adviser or sub-adviser. Your revised disclosure should address the fees the adviser or sub-adviser earns from the CLO vehicle as well as the relative priority the payment of these fees have compared to the equity and mezzanine tranches. To the extent that these activities implicate Section 17 of the Investment Company Act, please disclose how you will make investments in compliance with the Act.

   8. On page seven you state "[s]ince they are partially protected from defaults, the senior CLO tranches typically have higher ratings ..." Please clarify how these tranches are "partially protected from defaults." In order to facilitate investor understanding, please consider adding graphics depicting a typical CLO structure and payment waterfall. Garrett D'Alessandro
City National Rochdale Strategic Credit Fund
June 13, 2018
Page 3

   9. On page 21 you disclose that "[t]he fund may be an investor in Warehouse Investments, and also an investor in CLOs that acquire Warehouse assets, including from Warehouses in which any of the fund, other clients of the Sub-Adviser or the Sub-Adviser have directly or indirectly invested." Please explain to us how these transactions are structured to comply with Section 17 of the Investment Company Act.

   10. Please confirm the accuracy of the statement made on page 26 and elsewhere that "most of the fund's investments must be liquid at the time of investment ..."

Summary of Fund Expenses, page 36

   11. Please disclose the material assumptions used to estimate Other Expenses in your Fee Table.
       Supplementally explain why you believe the assumptions used are reasonable.

Investment Objective and Principal Investment Strategies, page 40

   12. The focus of the discussion in this section is on the types of investments you will make.
       You do not address how you will make decisions to buy, sell, or hold investments and do not discuss your process for analyzing investments. In addition, you have not discussed your portfolio construction process, including any portfolio constraints in place. Please revise to do so.

   13. Please revise to disclose the percentage of fund assets that will typically be allocated to distressed investments.

   14. We note your intention to invest in collateralized debt obligations. Are there any specific underlying asset classes you will focus on (i.e., auto, credit cards, or student-loans)? If so, revise to address.

Management of the Fund, page 64

   15. On page 65 you name two City National Rochdale employees   Matthew Peron
and
       Thomas Ehrlein   as being jointly and primarily responsible for the
day-to-day management
       of the fund's portfolio. The disclosure elsewhere suggests you have engaged CIFC to provide day-to-day investment advice and recommendations for the fund. Please revise your disclosure to clearly delineate what responsibilities the adviser and sub-adviser has with respect to the fund. Please consider the need to update portfolio management-related disclosures both here and in the SAI as appropriate.

Plan of Distribution, page 66

   16. We note your statement that financial intermediaries may change transaction-based and other fees for services in addition to those imposed by the fund and its affiliates. Currently your fee table does not reflect any distribution-related fees. Please explain how the
 Garrett D'Alessandro
City National Rochdale Strategic Credit Fund
June 13, 2018
Page 4

       distributors will be compensated or incentivized to sell your shares. In addition, please confirm your disclosure complies with Item 5.3 of Form N-2 or revise as appropriate.

Purchase of Shares, page 68

   17. Your disclosure indicates that, after the initial offering period, you will re-open to new investments and accept orders to purchase new shares on a monthly basis. Later you state that, subsequent to the initial offering, the shares are expected to be offered on a continuous basis at NAV per share. Please reconcile these statements.

Net Asset Value, page 81

   18. We note the disclosure that the "market price" for your CLO, Warehouse, and Risk
       Retention Vehicle, investments "will generally be the price provided by independent third party pricing services, which may use market prices or quotations or a variety of fair value techniques and methodologies." Please tell us why "fair value techniques and methodologies" are used to determine a market price.

Certain Provisions of the Agreement and Declaration of Trust and By-Laws, page
84

   19. Please explain the relevance of, and intention behind, the disclosure that "[t]he fund may be converted to an open-end investment company at any time ..." Depending on your response, please clarify that you may be limited in your ability to do so based on regulatory requirements, including requirements related to portfolio investments and senior securities.

Statement of Additional Information

Investment Policies, page 36

   20. Please revise your concentration-related policy to refer to industry or group of industries.

   21. We note your fundamental policy prohibits you from concentrating in an industry. It is unclear how your concentration policy will be applied with respect to your investments in
       CLOs. Please add clarifying language. In this regard, please note our position that, with limited exception, every investment is an investment in some industry or group of industries and you may not categorically exclude asset-backed securities because concentrated investments in those securities can exposure investors to risks common to one industry.
       Please revise as appropriate.

Investment Adviser and Other Fund Service Providers, page 51

   22. Please insert "without penalty" into the sentence describing the fund's ability to terminate the adviser. Similar revisions should be made with respect to the sub-adviser.
 Garrett D'Alessandro
City National Rochdale Strategic Credit Fund
June 13, 2018
Page 5

Conflicts of Interest, page 54

   23. Please revise the disclosure under Conflicts of Interest to more fully describe the adviser's policies and procedures for handling conflicts of interest.

   24. On page 54 you disclose that "City National Rochdale may directly or indirectly receive a portion of the fees or commissions charged to the fund or its shareholders. Please tell us the circumstances covered by this statement and explain why receiving these fees or commissions is appropriate.

Additional Information, page 70

   25. Please remove the disclosure "[s]tatements contained in the Prospectus and this SAI as to the material terms of any contract or other document referred to are qualified by reference to the company of such contract or other document ..."

Part C   Other Information

   26. We note that you have not filed several required exhibits. Please note that we review and frequently comment upon these documents. Please plan accordingly.

Accounting

   27. Please tell us how you will account for offering costs incurred by the fund in the financial statements and please provide reference to US GAAP in your response.

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

                                       * * * * *
 Garrett D'Alessandro
City National Rochdale Strategic Credit Fund
June 13, 2018
Page 6

        If you have any questions related to accounting or financial statement matters, please contact Chad Eskildsen at (202) 551-6951. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.


                                                            Sincerely,

                                                            /s/

                                                            Jay Williamson
                                                            Senior Counsel




cc:    Morgan, Lewis & Bockius LLP
             Mana Behbin
             Paul Raymond